EXHIBIT NO. 99-D

Certain Confidential Material Contained in this Document has been omitted and filed separately with the Securities and Exchange Commission Pursuant to Rule 24b-2 of the Securities Exchange Act of 1933, as amended.

                        KAMINE/BESICORP NATURAL DAM L.P.
                              Financial Statements
                           December 31, 1997 and 1996
                  (With Independent Auditors' Report Thereon)

                          Independent Auditors' Report
The Partners
Kamine/Besicorp Natural Dam L.P.:
We have audited the accompanying balance sheets of Kamine/Besicorp Natural Dam L.P. as of December 31, 1997 and 1996, and the related statements of operations, partners' deficiency, and cash flows for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the general partners. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kamine/Besicorp Natural Dam L.P. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.




February 24, 1998

                        KAMINE/BESICORP NATURAL DAM L.P.
                                 Balance Sheets
                           December 31, 1997 and 1996


                             Assets                                    1997          1996


Current assets:
 Cash                                                              $    967,440     1,091,152
 Cash held in escrow                                                    571,034       665,218
 Accounts receivable                                                  1,585,915     1,592,073
 Prepaid expenses and other current assets                              257,924       279,347
                                                                    -----------   -----------
     Total current assets                                             3,382,313     3,627,790
                                                                    -----------   -----------
Facility under capital lease (note 4)                                71,272,406    71,272,406
 Less accumulated amortization                                       10,807,998     7,251,268
                                                                    -----------   -----------
     Facility under capital lease, net                               60,464,408    64,021,138
                                                                    -----------   -----------
Other assets:
 Cash held in escrow                                                  3,267,271     3,174,270
 Deferred fuel costs, less accumulated amortization of $898,649 and $614,865 at December 31, 1997 and 1996, respectively
   (note 7)                                                             851,351     1,135,135
                                                                    -----------   -----------
     Total other assets                                               4,118,622     4,309,405
                                                                    -----------   -----------
     Total assets                                                  $ 67,965,343    71,958,333
                                                                    -----------   -----------
                                                                    -----------   -----------
              Liabilities and Partners' Deficiency

Current liabilities:
 Current installments of long-term debt (note 5)                        530,502       472,347
 Accounts payable                                                       561,671       497,762
 Amounts due to related parties (notes 2 and 8)                         965,190     1,089,052
 Accrued expenses and other current liabilities                         658,162       649,694
 Obligations under capital lease (note 4)                             1,492,662     1,326,309
                                                                    -----------   -----------
     Total current liabilities                                        4,208,187     4,035,164
Long-term debt, excluding current installments (note 5)               3,701,483     4,231,984
Obligations under capital lease (note 4)                             68,320,019    69,812,681
Deferred gain on sale of Facility (note 3)                            3,993,981     4,228,921
                                                                    -----------   -----------
     Total liabilities                                               80,223,670    82,308,750
                                                                    -----------   -----------
Partners' deficiency (note 2):
 General partners                                                    (3,812,416)   (3,219,056)
 Limited partners                                                    (8,445,911)   (7,131,361)
                                                                    -----------   -----------
     Total partners' deficiency                                     (12,258,327)  (10,350,417)

Commitments (notes 4, 5, 6 and 7)                                   -----------   -----------
     Total liabilities and partners' deficiency                    $ 67,965,343    71,958,333
                                                                    -----------   -----------
                                                                    -----------   -----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Operations
                  Years ended December 31, 1997, 1996 and 1995


                                                      1997         1996           1995


Revenues (note 7)                                 $19,228,875   19,357,075     15,254,402
                                                   ----------   ----------     ----------
Operating expenses:
 Amortization of asset under capital lease          3,556,730    3,556,730      3,596,043
 Fuel (note 1)                                      2,621,165    2,530,135      1,613,462
 ESA payments (note 7)                                     --           --        537,293
 Operations and maintenance (note 7)                1,004,363      898,998        841,407
 Administrative fee (notes 2 and 8)                   342,006      329,368        318,786
 Insurance                                            217,802      243,502        253,537
 Amortization of fuel costs                           283,784      283,784        283,784
 Utilities                                            418,466      399,606        290,519
 Property taxes                                       306,996      284,583        247,482
 Other                                                315,477      174,253        175,158
                                                   ----------   ----------     ----------
     Total operating expenses                       9,066,789    8,700,959      8,157,471
                                                   ----------   ----------     ----------
     Income from operations                        10,162,086   10,656,116      7,096,931
                                                   ----------   ----------     ----------
Other income (expense):
 Interest expense                                  (8,869,456)  (9,140,381)    (9,213,444)
 Interest income                                      189,789      178,217        201,657
 Gain on sale of Facility (note 3)                    234,940      234,940        234,936
 Other expense                                        (53,403)     (42,179)       (31,169)
                                                   ----------   ----------     ----------
     Total other expense                           (8,498,130)  (8,769,403)    (8,808,020)
                                                   ----------   ----------     ----------
     Net income (loss)                            $ 1,663,956    1,886,713     (1,711,089)
                                                   ----------   ----------     ----------
                                                   ----------   ----------     ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                       Statements of Partners' Deficiency
                  Years ended December 31, 1997, 1996 and 1995


                                                    General      Limited          Total
                                                    partners     partners


Partners' deficiency at December 31, 1994         $(1,848,236)  (3,146,755)     (4,994,991)
Partners' distributions (note 2)                     (698,244)  (1,546,907)     (2,245,151)
Partnership restructuring (note 2)                    294,704     (294,704)             --
Net loss (note 2)                                    (532,148)  (1,178,941)     (1,711,089)
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1995          (2,783,924)  (6,167,307)     (8,951,231)

Partners' distributions (note 2)                   (1,021,900)  (2,263,999)     (3,285,899)
Net income (note 2)                                   586,768    1,299,945       1,886,713
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1996          (3,219,056)  (7,131,361)    (10,350,417)

Partners' distributions (note 2)                   (1,110,850)  (2,461,016)     (3,571,866)
Net income (note 2)                                   517,490    1,146,466       1,663,956
                                                   ----------   ----------     -----------
Partners' deficiency at December 31, 1997         $(3,812,416)  (8,445,911)    (12,258,327)
                                                   ----------   ----------     -----------
                                                   ----------   ----------     -----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                            Statements of Cash Flows
                  Years ended December 31, 1997, 1996 and 1995

                                                               1997        1996           1995

Cash flows from operating activities:
 Net income (loss)                                         $ 1,663,956   1,886,713     (1,711,089)
 Adjustments to reconcile net income (loss) to net cash
   provided by operating activities:
    Amortization of Facility under capital lease             3,556,730   3,556,730      3,596,043
    Amortization of fuel costs                                 283,784     283,784        283,784
    Amortization of deferred gain                             (234,940)   (234,940)      (234,936)
    Changes in operating assets and liabilities:
    Decrease (increase) in escrow accounts                       1,183    (303,051)       154,191
    Decrease (increase) in receivables                           6,158    (307,514)       (69,275)
    Decrease (increase) in prepaid expenses and other
      current assets                                            21,423     (25,436)       274,288
    Increase (decrease) in accounts payable                     63,909     (90,022)      (218,037)
    (Decrease) increase in due to related parties             (123,862)    351,116     (1,562,487)
    Increase (decrease) in accrued expenses and other
      current liabilities                                        8,468      (7,876)      (202,902)
    Increase in accrued interest under capital lease                --          --        741,764
                                                            ----------  ----------     ----------
        Net cash provided by operating activities            5,246,809   5,109,504      1,051,344
                                                            ----------  ----------     ----------
Cash flows from financing activities:
 Payments on capital lease obligation                       (1,326,309) (1,109,418)            --
 Proceeds from long-term debt                                       --          --      1,306,590
 Payments on long-term debt                                   (472,346)   (452,790)    (1,593,029)
 Partners' distributions                                    (3,571,866) (3,285,899)    (2,245,151)
                                                            ----------  ----------     ----------
        Net cash used in financing activities               (5,370,521) (4,848,107)    (2,531,590)
                                                            ----------  ----------     ----------
          (Decrease) increase in cash                         (123,712)    261,397     (1,480,246)
Cash at beginning of year                                    1,091,152     829,755      2,310,001
                                                            ----------  ----------     ----------
Cash at end of year                                        $   967,440   1,091,152        829,755
                                                            ----------  ----------     ----------
                                                            ----------  ----------     ----------
Supplemental disclosure of cash flow information -
 cash paid during the year for interest                    $ 8,869,456   9,188,784      7,842,604
                                                            ----------  ----------     ----------
                                                            ----------  ----------     ----------
Noncash investing and financing activities -
 capital lease repricing adjustment (note 4)               $        --          --        727,594
                                                            ----------  ----------     ----------
                                                            ----------  ----------     ----------
See accompanying notes to financial statements.


                        KAMINE/BESICORP NATURAL DAM L.P.
                         Notes to Financial Statements
                           December 31, 1997 and 1996

(1) Organization and Summary of Significant Accounting Policies

Organization

Kamine/Besicorp Natural Dam L.P. (the Partnership) is a Delaware limited partnership formed on August 1, 1991. The Partnership was organized for the purpose of constructing, owning and operating a 49-megawatt cogeneration facility (the Facility or the Project) on premises leased from Fort James Corporation (Fort James), formerly James River Paper Company, Inc., in Gouverneur, New York (premises sold to Fonda Group, Inc. (Fonda) on May 6,
1996). The Facility is operated as a PURPA qualifying cogeneration facility using natural gas as the primary source of fuel.

The general partners of the Partnership are Kamine Natural Dam Cogen Co., Inc. (KNDCCI) and Beta Natural Dam, Inc. (a subsidiary of Besicorp Group, Inc. (Besicorp)), which retain a 16% and 21% interest in the Partnership, respectively. The limited partners are Kamine Development Corp. (KDC) and Beta N Limited (a subsidiary of Besicorp), which retain a 34% and 29% interest in the Partnership, respectively. On May 3, 1995, KNDCCI restructured its 16% general partner interest in the project to a 5.9% limited partner interest and a 10.1% general partner interest. KDC and KNDCCI assigned the economic rights of their limited partner interests in the Partnership to a trust, with Chemical Bank as trustee, on May 3, 1995.

The Facility began commercial operations on July 6, 1993. Sales to Niagara Mohawk Power Corporation (NIMO) approximated 94%, 96% and 98% of total revenues in 1997, 1996 and 1995, respectively.

The Partnership conveyed ownership of the Facility to the St. Lawrence County Industrial Development Agency (IDA). The tax-exempt status of the IDA exempts the project from property taxes during IDA ownership. Payments in lieu of real property taxes (PILOT) are made to the IDA under a PILOT Agreement. The IDA has appointed the Partnership as its agent and was to convey the Facility to the Partnership in accordance with an installment sale agreement.

The Partnership's interest in the Facility was sold to General Electric Capital Corporation (GECC) on December 22, 1994 and leased back by the Partnership. GECC entered into a Trust Agreement with Manufacturers and Traders Trust Company (M&T) as of December 9, 1994 to engage M&T as Owner Trustee. In connection with the sale of the Partnership's interest in the Facility, the installment sale agreement was assigned to M&T.

Summary of Significant Accounting Policies

Amortization of Capital Lease

Amortization of the Facility under capital lease is computed using the straight-line method over the lease term.

(1), Continued

Deferred Fuel Cost

The cost associated with modifying the fuel arrangements until January 1, 2001 to accommodate revised Power Purchase Agreement (PPA) terms (see note 7) is deferred and amortized during the period from November 1, 1994 (the date the modifications became effective) through December 31, 2000.

Revenue Recognition

Revenues are recognized as earned.

Gain on Sale

The gain from the sale of the Facility has been deferred and is being recognized on a straight-line basis over the lease term.

Income Taxes

Income taxes will not be provided for since the Partnership is not a taxable entity. The partners report their respective share of the Partnership's taxable income or loss on their respective income tax returns.

Fuel Sales

Sales of fuel and transportation associated with excess natural gas pipeline capacity purchased by the Partnership to support peak fuel requirements have been treated as a reduction to fuel expense. Total sales related to disposition of such excess capacity in 1997, 1996 and 1995 amounted to $1,660, $0 and $34,292, respectively.

Escrow Accounts

An escrow arrangement has been established for receipt of all revenues and payment of all obligations of the Partnership. The security agent is Summit Bank (Summit). Amounts in the collection account, which represent general funds, are classified as cash on the balance sheets. Funds in other accounts, which are set aside for specific purposes, are classified as escrow accounts. The escrow accounts at December 31, 1997 and 1996 consist of a current account principally for the payment of taxes and insurance, and two long-term accounts - a reserve for lease payments and an escrow account for restart costs of the Facility (expected to be incurred in late 2000).

Financial Instruments

The carrying values of the Partnership's financial instruments at December 31, 1997 approximate their estimated fair value. The carrying amounts of accounts receivable, accounts payable, and accrued expenses and other current liabilities approximate fair

(1), Continued

value due to the short-term maturity of such instruments. Management believes that the carrying amounts of long-term debt approximate fair value based on rates that would be offered to the Partnership for debt with similar maturities and characteristics.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

The Partnership adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. Adoption of this Statement did not have an impact on the Partnership's financial position or results of operations.

Use of Estimates

In conformity with generally accepted accounting principles, management of the Partnership has made a number of estimates and assumptions relating to the reporting of assets and liabilities and revenue and expenses and the disclosure of contingent assets and liabilities in preparing the accompanying financial statements. Actual results could differ from those estimates.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Risks and Uncertainties

The Partnership is principally engaged in a single line of business, the production and sale of electric power to one customer, NIMO.

The regulated investor-owned utility industry is currently subject to considerable market pressures and changes in the federal and state regulatory environment in which it operates. These pressures are resulting in industry consolidation and pressure to disaggregate electric generation, transmission and distribution assets and to adjust cost structures to meet market conditions. The utility to which the Partnership sells its power, NIMO, made a filing on October 10, 1995 to the Public Service Commission of the State of New York (the Commission) setting forth numerous restructuring proposals, including a significant reduction in the price for power purchased from

(1), Continued

independent power producers currently under contract with NIMO. NIMO stated in such filing that its financial viability is threatened. In early 1996, NIMO suspended payment of dividends on its common stock. On August 1, 1996, NIMO proposed to buy out 44 independent power contracts in exchange for a combination of cash and securities. An agreement in principle was announced on March 10, 1997 whereby NIMO would restructure or terminate the power contracts for combinations of cash and/or debt securities, common stock and new agreements. On July 10, 1997, NIMO announced that a master restructuring agreement was signed with respect to 29 independent power contracts, including the one held by the Partnership. On September 25, 1997, NIMO announced that it had reached an agreement with the staff of the New York Department of Public Service on a rate and restructuring plan (including recommended approval of the master restructuring agreement). After a series of hearings and testimony by interested parties, on December 29, 1997 the assigned Administrative Law Judge recommended approval on the rate and restructuring plan with some modifications. On February 24, 1998, the Commission approved the master restructuring agreement. Any restructuring remains subject to the approval of third parties for both the Partnership and NIMO and there is no assurance that a restructuring will be completed or that changes will not occur. The outcome of the industry trends, regulatory changes, the NIMO negotiations and NIMO's financial viability cannot presently be determined.

Reclassification

Certain items in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

(2) Allocation of Income, Losses and Cash Distributions

A separate capital account is established and maintained for each partner. Each account shall be (a) increased by the amount of such partner's capital contributions, any profits and items of income and gain allocated to such partner, and any increase in such partner's share of the liabilities of the Partnership and the amount of the Partner-ship's liabilities assumed by the partner; and (b) decreased by the amount of cash and the fair market value of any of the Partnership's assets distributed to such partner, the amount of losses allocated to such partner, and any decrease in such partner's share of the liabilities of the Partnership and the amount of any partner liabilities assumed by the Partnership (subject to certain provisions).

Profits and losses for any calendar year or portion of such year are allocated among the partners in proportion to their percentage ownership interests, except that any net losses of the Partnership will be allocated among the partners in accordance with the positive balances in their capital accounts, and thereafter any remaining losses will be allocated according to the percentages of ownership.

(2), Continued

The partners' capital accounts were restructured in 1995 to reflect KNDCCI's change in its general partner interest from a 16.0% general partner interest to 10.1% in exchange for a 5.9% limited partner interest. The net effect of this change is a $294,704 decrease in the general partners' deficiency account balance and a similar increase in the limited partners' deficiency account balance.

Net cash flow, as defined, for each calendar quarter is distributed to the partners in accordance with their percentage ownership interests. In addition, amounts required for payment of New York State franchise taxes by the partners, based upon a percentage rate of each partner's pro rata share of partnership revenues pursuant to Article 9, Section 186 of the New York State Tax Code, are distributed to the partners when tax payments are due. Partners' distributions in 1997, 1996 and 1995 were for payment of such taxes, as well as net cash flow distributions.

The partners have a deficiency in their partners' capital account balance as a result of distributions in excess of their proportionate share of net income. Management anticipates that the deficiencies in the partners' capital account balance will reverse in subsequent years.

In addition to their respective shares of partnership cash flow, the general partners and/or their affiliates receive an administrative fee of $300,000 per annum (escalated for changes in an Employment Cost Index).

(3) Sale of Facility

The Partnership's interest in the Facility was sold on December 22, 1994 to GECC for $72,000,000. Proceeds from the sale were used to repay outstanding loans, pay a fee to GECC and to partially fund transaction costs. A gain on sale of $4,705,234 was deferred and is being recognized over the term of the lease. In 1997, 1996 and 1995, $234,940, $234,940 and $234,936, respectively, of the gain was recognized.

(4) Lease of Facility

The Partnership entered into a Lease Agreement with M&T on December 22, 1994 to lease the Facility for 20 years with an option to renew for up to eight years at a fair market rental value. The lease is recorded as a capital lease. The lease was subject to repricing to account for changes in assumptions and estimated costs related to certain transaction expenses and the construction costs of other equipment.

On December 20, 1995 (the repricing date), construction of other equipment was completed and all rights, title and interest in such equipment were transferred to M&T. In addition, the rental payments were revised on the repricing date to account for the changes in assumptions and estimated costs. As a result of the change in rental payments, the Facility under capital lease and related lease obligation were decreased by $727,594 on December 20, 1995.

(4), Continued

At December 31, 1997, the future minimum annual lease payments for the capital lease obligation are as follows:


1998                                        $   9,700,570
1999                                            9,700,570
2000                                            9,700,570
2001                                            9,700,570
2002                                            9,700,570
Thereafter                                    110,006,273
                                              ------------
                                              158,509,123
Less interest                                  88,696,442
                                              ------------
     Future minimum annual lease payments   $  69,812,681
                                              ------------
                                              ------------


The lease payments made in 1995 were interest only as the payments under the lease were less than the imputed interest under the lease capitalization.

(5) Financing

On December 9, 1994 a Term Loan, Working Capital and Letter of Credit Financing Agreement was entered into with GECC. It provided for a Tranche A Term Loan for up to $1,500,000 to fund construction for certain alterations to the Facility that was purchased by GECC. In connection therewith, the Tranche A Term Loan was repaid in December 1995. In addition, a Tranche B Term Loan for up to $4,500,000 ($3,193,935 and $3,398,707 outstanding at December 31, 1997 and 1996, respectively) was provided to fund transaction costs not funded by the sale proceeds, operator demobilization costs and an initial lease reserve amount which will be repaid over 12 years. GECC also provided for $1,750,000 ($1,038,050 and $1,305,624 outstanding at December 31, 1997 and 1996, respectively) to fund the payment made to Norcen Energy Resources Limited (Norcen), formerly North Canadian Marketing Inc. (see note 7) pursuant to the Second Amendment to the Gas Purchase Agreement which will be repaid over six years. The Tranche A and B Term Loans carried an interest rate based on either the Commercial Paper Rate or the annual yield on ten-year U.S. Treasury obligations, as defined in the agreement, plus 4.5%. The interest rate on the $1,750,000 loan is at 12.49%. An amendment to the Tranche B Term Loans was entered into on December 20, 1995, which fixed the interest rate at 10.21% effective December 1, 1995. A Working Capital Commitment of $3,000,000 is available to the Partnership as well as up to $5,000,000 for letters of credit related to fuel obligations. At December 31, 1997 and 1996, there are no borrowings outstanding under the Working Capital Commitment. At December 31, 1997, the Partnership has open letters of credit of $1,450,000.

(5), Continued

The total amounts of long-term debt due during each of the next five years are as follows:


Year ending December 31:
     1998                           $  530,502
     1999                              595,892
     2000                              668,457
     2001                              309,174
     2002                              342,742
                                     ---------
                                     ---------


(6) Lease of Land

The Facility is on a parcel of land owned by Fonda adjacent to its paper mill. The land is leased to the Partnership. In 1994, the lease was amended to extend the term to 45 years from the start of commercial operation. The rental payment is nominal for the first five years, then $200,000 per year for years 6 through 25 and nominal thereafter. The lease has been assigned to M&T in connection with the sale of the Facility.

(7) Commitments

Affiliates of the Partnership entered into a PPA with NIMO dated as of December 4, 1987, with amendments dated August 28, 1989, October 19, 1990 and September 26, 1991. The PPA was assigned to the Partnership on November 1, 1991. NIMO agreed to purchase all electricity generated by the Facility for the term of 25 years from the date of commercial operation.

In 1993, the Partnership entered into an amendment to the PPA which required payments on different bases during defined periods. During Period 1, as defined, NIMO was to pay $60.00 per megawatt-hour for the first 400,000 megawatt-hours per year, with the difference between $60.00 and the contract schedule avoided cost rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 1 was to continue until the adjustment account equaled zero. During Period 2, as defined, NIMO was to purchase electricity at 95% of the contract schedule avoided cost rates for the first 400,000 megawatt-hours per year with the difference between those amounts and 95% of the actual avoided cost tariff rates to be accumulated in an adjustment account and recorded as an asset or liability (deferred revenue). Period 2 was to continue until the 15th anniversary of commercial operation. During Period 3, as defined, NIMO was to purchase the electricity at 90% of the actual avoided cost tariff rates plus or minus an adjustment defined in the agreement to reduce the adjustment account to zero by the end of the term of the PPA. During all periods, amounts in excess of 400,000 megawatt-hours per year were to be purchased by NIMO at the actual energy-only avoided cost tariff rate. The adjustment account balance was secured by a lien on the Facility that was subordinate to GECC's security.

(7), Continued

An amendment to the PPA was entered into as of January 4, 1994 and became effective on November 3, 1994. The amendment requires NIMO to purchase electricity generated by the Facility for 35 years from November 3, 1994. In addition, the NIMO adjustment account at that date was eliminated. Also, during the period through January 1, 2001, the Facility is expected to be on standby availability and will not generate electricity except in the case of certain requirements or if NIMO elects to restart the Facility at an earlier date. In addition, the Partnership became obligated to pay NIMO $210,000 for commencing the PPA after August 4, 1994.

The Partnership is to receive annual capacity payments from NIMO which it expects to be more than sufficient to cover debt service and fixed costs during the standby availability period.

The Partnership entered into an Energy Service Agreement (ESA) with Fort James dated as of November 29, 1991 and amended and restated as of October 21, 1994. Fort James will purchase mill requirements for steam from the Facility for the term of 45 years from the start of commercial operation, at a price set forth in and adjusted pursuant to the amended and restated ESA, which will be multiplied by .5 for the first five years of operation and none thereafter. If the Partnership is unable to provide steam to the mill, it is obligated to reimburse the mill for the incremental cost to produce its own steam. In conjunction with the sale to Fonda (see note 1), all of Fort James' rights, title and interest in and to the ESA and Ground Lease were transferred to Fonda.

The Partnership entered into a natural gas Peak Shaving Supply Agreement with The Consumers' Gas Company Limited (Consumers) as of August 1, 1991, amended as of October 25, 1994. Under this agreement, Consumers can take the Partnership's contracted natural gas, subject to defined limitations, for up to 30 days each year. As compensation, the Partnership receives a fee of $2.00 per million cubic feet of gas taken pursuant to the agreement plus the excess cost of alternate fuel. A portion of the compensation is advanced as an annual minimum payment of $240,000. Revenues realized pursuant to this agreement were $312,000, $360,000 and $240,000 in 1997, 1996 and 1995, respectively.

The Partnership entered into an Operation and Maintenance Agreement (O&M Agreement) with Stewart & Stevenson Operations, Inc. (the Operator) dated as of November 1, 1991. The O&M Agreement was amended
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and restated as of October 21, 1994 to conform with the plan for operations associated with the amended and restated PPA. Under the amended agreement, the Operator will operate and maintain the Facility for a period of 12 years and one successive 6-year term, unless 12 months' prior notice is given by the Partnership to the Operator. While the Facility is on standby, compensation includes a fee of (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEDST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per equivalent operating hour, as defined, per year escalated by producer price index (PPI) plus letter of credit fees and insurance premium less interruption payments. When the Facility is operating, the fee will change to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year plus (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) to (INFORMATION DELETED - SUBJECT OF A CONFIDENTIALITY REQUEST) per year for major facility overhauls, both amounts subject to escalation for PPI.

(7), Continued

The Partnership has entered into various contracts for the supply and transportation of natural gas to the Project. Natural gas is supplied by Norcen. Transportation of natural gas by pipelines is by TransCanada Pipelines Limited
(TCPL) from a point near the Alberta/Saskatchewan border to the Province of Quebec near the Canada/U.S. border; by the Iroquois Gas Transmission System, L.P. to the Route 58 gate station connection with St. Lawrence Gas Company, Inc. in upstate New York; and by St. Lawrence Gas Company, Inc. to the Facility. In 1994, the gas supply agreement with Norcen was amended to suspend the Partnership's obligation to purchase gas until January 1, 2001 and to assign the Partnership's contracted pipeline space on TCPL to Norcen. In connection with the amended and restated agreement, the Partnership paid Norcen $1,750,000. The unamortized cost is included in deferred fuel cost at December 31, 1997 and 1996. In addition, the Facility has the capacity to utilize Number 2 heating oil as an alternative fuel. The Partnership maintains an open account with Sprague Energy to purchase such fuel.

The aforementioned agreements have been assigned to M&T in connection with the sale of the Facility.

On July 19, 1995, the Partnership entered into a Guarantee Agreement with GECC to induce, execute and deliver a $4,000,000 Pipeline Loan Agreement with St. Lawrence Gas Company, Inc. Under the Guarantee Agreement, the Partnership has unconditionally guaranteed the payment of principal and interest ($3,587,541 outstanding at December 31, 1997) on the Pipeline Loan Agreement and all other amounts due GECC under such agreement.

(8) Related-party Transactions

Affiliates of the general partners receive an administrative fee for managing the operations of the Partnership. The administrative fee for 1997, 1996 and 1995 was $342,006, $329,368 and $318,786, respectively.

On December 9, 1994, the Partnership entered into an interfacility loan agreement with Kamine/Besicorp South Glens Falls L.P. (KBSGF) and Kamine/Besicorp Carthage L.P. (KBC). The agreement allows the Partnership to borrow funds or advance funds to the extent of available cash, as defined in the loan agreement. Such loans to or from either KBSGF or KBC are required when there are insufficient funds available to pay certain current obligations. At December 31, 1997 and 1996, there are no outstanding amounts due to or from KBSGF or KBC.
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